Exhibit 12.1
Deluxe Corporation
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended
	June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005	2004
Earnings:

Income from continuing operations before income taxes	$108,732	$155,021	$160,176	$220,015	$142,788	$250,223	$316,453

Interest expense (excluding capitalized interest)(1)	22,043	46,280	50,421	55,294	56,661	56,604	32,851

Portion of rent expense under long-term operating leases representative of an interest factor	1,496	2,716	3,147	2,900	3,526	4,642	4,875

Total earnings	$132,271	$204,017	$213,744	$278,209	$202,975	$311,469	$354,179

Fixed charges:

Interest expense (including capitalized interest)(1)	$22,043	$46,280	$50,421	$55,294	$57,051	$57,399	$33,299

Portion of rent expense under long-term operating leases representative of an interest factor	1,496	2,716	3,147	2,900	3,526	4,642	4,875

Total fixed charges	$23,539	$48,996	$53,568	$58,194	$60,577	$62,041	$38,174

Ratio of earnings to fixed charges	5.6	4.2	4.0	4.8	3.4	5.0	9.3

(1)	Does not include interest expense related to uncertain tax positions.